Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
112 Worcester Street
Wellesley Hills, MA 02481

September 1, 2010

Rebecca Marquigny, Esquire
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington D.C.  20549 – 8629

Re:	Sun Life of Canada (U.S.) Variable Account F ("Registrant") (CIK 0000853285)
Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)") ("Depositor")
Registration Statements on Form N-4 (File Nos. 333-168711 and 333-168712)

Dear Ms. Marquigny:

This Correspondence is in reference to the above-captioned registration statements filed on August 10, 2010.

To facilitate the SEC staff’s review of the prospectus included in each of the registration statements, we have enclosed a redlined copy of each prospectus compared to the new Masters Choice prospectus, also filed on August 10, 2010 (File No. 333-168710) and currently under review by the SEC staff.

Please let us know if you have any questions or if we can be of any further assistance.

Respectfully submitted,

/s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President and Senior Counsel

cc:           Elizabeth Love, Esquire